UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number 001-38934

Maverix Metals Inc.
(Translation of registrant’s name into English)

Suite 575, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☐            Form 40-F   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2022

MAVERIX METALS INC.

By:	/s/ C. Warren Beil
C. Warren Beil
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Arrangement Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp. and Maverix Metals Inc.
99.2	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Newmont Corporation
99.3	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Pan American Silver Corp.
99.4	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Geoff Burns
99.5	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Daniel O’Flaherty
99.6	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Stefan Spicer
99.7	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Dr. Christopher Barnes
99.8	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Alun Robert Doyle
99.9	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Blake Rhodes
99.10	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and David Scott
99.11	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Brian Penny
99.12	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Tara Hassan
99.13	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Ryan McIntyre
99.14	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Matthew Fargey
99.15	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Brent Bonney
99.16	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Brendan Pidcock
99.17	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and C. Warren Beil
99.18	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Diego Airo
99.19	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Peter Winters
99.20	Voting Support Agreement dated November 9, 2022, between Triple Flag Precious Metals Corp., Maverix Metals Inc., and Valerie Burns
99.21	Material Change Report dated November [•], 2022